UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

CERULEAN PHARMA INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

15708Q105

(CUSIP Number)

April 15, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15708Q105	Page 2 of 14

1.	Name of Reporting Persons Venrock Partners V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,034,039[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,034,039[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,034,039[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]	Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G.
[2]	Consists of (i) 230,647 shares of common stock and warrants to purchase 1,455 shares of common stock owned by Venrock Partners V, L.P., (ii) 2,720,455 shares of common stock and warrants to purchase 17,164 shares of common stock owned by Venrock Associates V, L.P., and (iii) 63,915 shares of common stock and warrants to purchase 403 shares of common stock owned by Venrock Entrepreneurs Fund V, L.P.
[3]	This percentage is calculated based upon (i) 19,014,563 shares of the Issuer’s common stock outstanding as of the closing of the Issuer’s initial public offering (the “IPO”), as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 10, 2014, filed with the Securities and Exchange Commission on April 14, 2014, plus (ii) 19,022 shares of common stock underlying warrants owned by the Reporting Persons.

CUSIP No. 15708Q105	Page 3 of 14

1.	Name of Reporting Persons Venrock Associates V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,034,039[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,034,039[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,034,039[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]	Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G.
[2]	Consists of (i) 230,647 shares of common stock and warrants to purchase 1,455 shares of common stock owned by Venrock Partners V, L.P., (ii) 2,720,455 shares of common stock and warrants to purchase 17,164 shares of common stock owned by Venrock Associates V, L.P., and (iii) 63,915 shares of common stock and warrants to purchase 403 shares of common stock owned by Venrock Entrepreneurs Fund V, L.P.
[3]	This percentage is calculated based upon (i) 19,014,563 shares of the Issuer’s common stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 10, 2014, filed with the Securities and Exchange Commission on April 14, 2014, plus (ii) 19,022 shares of common stock underlying warrants owned by the Reporting Persons.

CUSIP No. 15708Q105	Page 4 of 14

1.	Name of Reporting Persons Venrock Entrepreneurs Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,034,039[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,034,039[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,034,039[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]	Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G.
[2]	Consists of (i) 230,647 shares of common stock and warrants to purchase 1,455 shares of common stock owned by Venrock Partners V, L.P., (ii) 2,720,455 shares of common stock and warrants to purchase 17,164 shares of common stock owned by Venrock Associates V, L.P., and (iii) 63,915 shares of common stock and warrants to purchase 403 shares of common stock owned by Venrock Entrepreneurs Fund V, L.P.
[3]	This percentage is calculated based upon (i) 19,014,563 shares of the Issuer’s common stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 10, 2014, filed with the Securities and Exchange Commission on April 14, 2014, plus (ii) 19,022 shares of common stock underlying warrants owned by the Reporting Persons.

CUSIP No. 15708Q105	Page 5 of 14

1.	Name of Reporting Persons Venrock Partners Management V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,034,039[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,034,039[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,034,039[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]	Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G.
[2]	Consists of (i) 230,647 shares of common stock and warrants to purchase 1,455 shares of common stock owned by Venrock Partners V, L.P., (ii) 2,720,455 shares of common stock and warrants to purchase 17,164 shares of common stock owned by Venrock Associates V, L.P., and (iii) 63,915 shares of common stock and warrants to purchase 403 shares of common stock owned by Venrock Entrepreneurs Fund V, L.P.
[3]	This percentage is calculated based upon (i) 19,014,563 shares of the Issuer’s common stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 10, 2014, filed with the Securities and Exchange Commission on April 14, 2014, plus (ii) 19,022 shares of common stock underlying warrants owned by the Reporting Persons.

CUSIP No. 15708Q105	Page 6 of 14

1.	Name of Reporting Persons Venrock Management V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,034,039[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,034,039[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,034,039[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]	Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G.
[2]	Consists of (i) 230,647 shares of common stock and warrants to purchase 1,455 shares of common stock owned by Venrock Partners V, L.P., (ii) 2,720,455 shares of common stock and warrants to purchase 17,164 shares of common stock owned by Venrock Associates V, L.P., and (iii) 63,915 shares of common stock and warrants to purchase 403 shares of common stock owned by Venrock Entrepreneurs Fund V, L.P.
[3]	This percentage is calculated based upon (i) 19,014,563 shares of the Issuer’s common stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 10, 2014, filed with the Securities and Exchange Commission on April 14, 2014, plus (ii) 19,022 shares of common stock underlying warrants owned by the Reporting Persons.

CUSIP No. 15708Q105	Page 7 of 14

1.	Name of Reporting Persons VEF Management V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,034,039[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,034,039[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,034,039[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.9%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]	Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G.
[2]	Consists of (i) 230,647 shares of common stock and warrants to purchase 1,455 shares of common stock owned by Venrock Partners V, L.P., (ii) 2,720,455 shares of common stock and warrants to purchase 17,164 shares of common stock owned by Venrock Associates V, L.P., and (iii) 63,915 shares of common stock and warrants to purchase 403 shares of common stock owned by Venrock Entrepreneurs Fund V, L.P.
[3]	This percentage is calculated based upon (i) 19,014,563 shares of the Issuer’s common stock outstanding as of the closing of the IPO, as set forth in Issuer’s prospectus filed pursuant to Rule 424(b)(4), dated April 10, 2014, filed with the Securities and Exchange Commission on April 14, 2014, plus (ii) 19,022 shares of common stock underlying warrants owned by the Reporting Persons.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Venrock Partners V, L.P., a limited partnership organized under the laws of the State of Delaware (“VP”), Venrock Associates V, L.P., a limited partnership organized under the laws of the State of Delaware (“Venrock V”), Venrock Entrepreneurs Fund V, L.P., a limited partnership organized under the laws of the State of Delaware (“Entrepreneurs Fund”), Venrock Partners Management V, LLC, a limited liability company organized under the laws of the State of Delaware (“VP Management”), Venrock Management V, LLC, a limited liability company organized under the laws of the State of Delaware (“Venrock Management”) and VEF Management V, LLC, a limited liability company organized under the laws of the State of Delaware (“VEF Management” and collectively with VP, Venrock V, Entrepreneurs Fund, VP Management and Venrock Management, the “Venrock Entities”) in respect of shares of common stock of Cerulean Pharma Inc.

Item 1.

(a)	Name of Issuer

Cerulean Pharma Inc.

(b)	Address of Issuer’s Principal Executive Offices

840 Memorial Drive, 5th Floor

Cambridge, Massachusetts 02139

Item 2.

(a)	Name of Person Filing

Venrock Partners V, L.P.

Venrock Associates V, L.P.

Venrock Entrepreneurs Fund V, L.P.

Venrock Partners Management V, LLC

Venrock Management V, LLC

VEF Management V, LLC

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:	Cambridge Office:

530 Fifth Avenue	3340 Hillview Avenue	55 Cambridge Parkway

22nd Floor	Palo Alto, CA 94304	Suite 100

New York, NY 10036		Cambridge, MA 02142

(c)	Citizenship

Each of VP, Venrock V and Entrepreneurs Fund are limited partnerships organized in the State of Delaware. Each of VP Management, Venrock Management and VEF Managament are limited liability companies organized in the State of Delaware.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

15708Q105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of April 15, 2014:

Venrock Partners V, L.P.	3,034,039	(1)
Venrock Associates V, L.P.	3,034,039	(1)
Venrock Entrepreneurs Fund V, L.P.	3,034,039	(1)
Venrock Partners Management V, LLC	3,034,039	(1)
Venrock Management V, LLC	3,034,039	(1)
VEF Management V, LLC	3,034,039	(1)

(b)	Percent of Class as of April 15, 2014:

Venrock Partners V, L.P.	15.9%
Venrock Associates V, L.P.	15.9%
Venrock Entrepreneurs Fund V, L.P.	15.9%
Venrock Partners Management V, LLC	15.9%
Venrock Management V, LLC	15.9%
VEF Management V, LLC	15.9%

(c)	Number of shares as to which the person has, as of April 15, 2014:

(i)	Sole power to vote or to direct the vote

Venrock Partners V, L.P.	0
Venrock Associates V, L.P.	0
Venrock Entrepreneurs Fund V, L.P.	0
Venrock Partners Management V, LLC	0
Venrock Management V, LLC	0
VEF Management V, LLC	0

(ii)	Shared power to vote or to direct the vote

Venrock Partners V, L.P.	3,034,039	(1)
Venrock Associates V, L.P.	3,034,039	(1)
Venrock Entrepreneurs Fund V, L.P.	3,034,039	(1)
Venrock Partners Management V, LLC	3,034,039	(1)
Venrock Management V, LLC	3,034,039	(1)
VEF Management V, LLC	3,034,039	(1)

(V)	Sole power to dispose or to direct the disposition of

Venrock Partners V, L.P.	0
Venrock Associates V, L.P.	0
Venrock Entrepreneurs Fund V, L.P.	0
Venrock Partners Management V, LLC	0
Venrock Management V, LLC	0
VEF Management V, LLC	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Partners V, L.P.	3,034,039	(1)
Venrock Associates V, L.P.	3,034,039	(1)
Venrock Entrepreneurs Fund V, L.P.	3,034,039	(1)
Venrock Partners Management V, LLC	3,034,039	(1)
Venrock Management V, LLC	3,034,039	(1)
VEF Management V, LLC	3,034,039	(1)

(1)	These shares are owned directly as follows: (i) 230,647 shares of common stock and warrants to purchase 1,455 shares of common stock are owned by Venrock Partners V, L.P., (ii) 2,720,455 shares of common stock and warrants to purchase 17,164 shares of common stock are owned by Venrock Associates V, L.P., and (iii) 63,915 shares of common stock and warrants to purchase 403 shares of common stock are owned by Venrock Entrepreneurs Fund V, L.P.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 25, 2014

Venrock Partners V, L.P.

By:	Venrock Partners Management V, LLC

Its:	General Partner

By:	/s/ David Stepp
Authorized Signatory

Venrock Associates V, L.P.

By:	Venrock Management V, LLC

Its:	General Partner

By:	/s/ David Stepp
Authorized Signatory

Venrock Entrepreneurs Fund V, L.P.

By:	VEF Management V, LLC

Its:	General Partner

By:	/s/ David Stepp
Authorized Signatory

Venrock Partners Management V, LLC

By:	/s/ David Stepp
Authorized Signatory

Venrock Management V, LLC

By:	/s/ David Stepp
Authorized Signatory

VEF Management V, LLC

By:	/s/ David Stepp
Authorized Signatory

EXHIBITS

A:	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Cerulean Pharma Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 25th day of April, 2014.

Venrock Partners V, L.P.

By:	Venrock Partners Management V, LLC

Its:	General Partner

By:	/s/ David Stepp
Authorized Signatory

Venrock Associates V, L.P.

By:	Venrock Management V, LLC

Its:	General Partner

By:	/s/ David Stepp
Authorized Signatory

Venrock Entrepreneurs Fund V, L.P.

By:	VEF Management V, LLC

Its:	General Partner

By:	/s/ David Stepp
Authorized Signatory

Venrock Partners Management V, LLC

By:	/s/ David Stepp
Authorized Signatory

Venrock Management V, LLC

By:	/s/ David Stepp
Authorized Signatory

VEF Management V, LLC

By:	/s/ David Stepp
Authorized Signatory